January 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Rolf Sundwall David Irving

Re:	Akerna Corp. Amendment No. 5 to Registration Statement on Form S-4 Filed December 28, 2023 File No. 333-271857

Ladies and Gentlemen,

Akerna Corp., a Delaware corporation (the “Company”), hereby provides the following information as a supplemental response to the prior comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 20, 2023 (the “Comment Letter”). The Company’s supplemental response is preceded by a reproduction of the corresponding relevant portion of the prior Staff comment to which this supplemental response relates in italics as set forth in the Comment Letter. This supplemental response supplements and amends our prior responses set forth in our letter to the Staff dated December 8, 2023 solely in relation to the below portion of the prior Staff comment and our prior response thereto.

Amendment No. 3 to Registration Statement on Form S-4

Cyptocurrency mining, page F-80

5.

We note your response to prior comment 4. Please tell us, and revise your disclosure in your next amendment to specifically address the following concerning your mining revenue recognition under ASC 606:

[…]

●	We note that your contracts are terminable, “at any time by either party.” Please confirm if your contracts are terminable, “at any time by either party without cause and without penalty,” and include this specific disclosure in your next amendment, if true; See (a) below

  […]

Company Supplemental Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-83 and F-118 of Amendment No. 5 to the Registration Statement on Form S-4 to address the Staff’s comment. In addition, the Company addresses the Staff’s comments as follows:

(a)	Regarding terminable contracts by any party, pursuant to section 11.b of the terms of service of Foundry Pool USA, the Company’s access and usage rights to the pool may be terminated for any reason, without penalty, by either Foundry or the Company at any time.

 Should you have any further comments or questions about the amended draft Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AKERNA CORP.

By:	/s/ Jessica Billingsley
Jessica Billingsley
Chief Executive Officer